SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 14, 2005

PDC 2002-C Limited Partnership
(Exact Name of Registrant as Specified in Charter)

West Virginia	35-2175775	333-47622-03
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	Commission File Number

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Report or Completed Interim Review.

On November 11, 2005, Petroleum Development Corporation, the Managing General Partner (the "Managing General Partner") of the Registrant and the Managing General Partner's Audit Committee concluded that certain of the Registrant's previously issued financial statements would be restated. The Managing General Partner has discussed the matters disclosed in this filing with KPMG LLP, the Registrant's independent registered public accounting firm. Readers should no longer rely upon the Registrant's previously issued financial statements. The Registrant will file, as soon as practicable, an amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005, an amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005 and an amended Annual Report on Form 10-K/A for the year ended December 31, 2004. As disclosed in Item 8.01 below, the Registrant has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 in a timely fashion. The Registrant cannot estimate when it will file these reports.

The Registrant will file amendments to its 2004 Annual Report on Form 10-K, first quarter 2005 Quarterly Report on Form 10-Q and second quarter 2005 Quarterly Report on Form 10-Q to amend and restate financial statements and other financial information for previous years. The restatements relate to the Registrant's previously disclosed use of hedge accounting for derivatives that did not qualify for hedge accounting treatment under Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). In conjunction with the review of the derivative accounting, the Registrant also determined that the Registrant's division of its oil and gas properties into fields for calculation of depreciation and depletion and for the assessment of impairments, along with other factors affecting the calculation of depreciation, was not consistent with applicable accounting standards. Corrections for these items will also be included in the restated financial statements. The Managing General Partner believes that the corrections will have no material impact on the Registrant's operating cash flows, cash position, or reserves.

The primary effect of a change in classification of the derivative instruments will be the inclusion of any increases or decreases in the fair value of non-terminated derivative instruments in the calculation of the Registrant's net income for the period in which the increases or decreases in the fair value occur. Under the previous accounting treatment used by the Registrant, increases and decreases in the fair values of continuing derivative instruments were recorded in Accumulated Other Comprehensive Income ("AOCI") on the Registrant's balance sheet, and did not increase or decrease the net income for the reporting period. While the impact of the change in any reporting period can be significant, the overall impact on net income over the life of each derivative is the same. The Registrant at this time is unable to evaluate the impact of the restatement upon the net income and partners' equity of the Registrant.

The revisions to the oil and gas property accounting for the changes to the fields and calculation of depreciation, like the derivative accounting issue, will have no cash flow impact on the Registrant. The Registrant has not yet determined if an impairment on the Registrant's oil and gas properties exists or the amount the revision will result in.

It was also found that certain of the policies and procedures the Registrant followed for calculating depreciation were incorrect under the applicable accounting standards and prevailing industry practice. The Managing General Partner, like most oil and gas companies, prepares an annual reserve report in conjunction with its filing of its annual report and uses such reserve estimates for its calculation of depreciation. Each interim period depreciation amount, using the annual reserves with adjustments for new wells, must stand on its own and not be adjusted at the end of the year when a new reserve report is issued. Revisions to this accounting treatment will result in increases and decreases in the amount of depreciation recorded by the Registrant in prior periods.

In its reports as filed, the Registrant used its proved developed reserves as defined by SEC rules to calculate the amount of depreciation to be recognized. The Registrant's proved developed reserves have included the anticipated recompletions of certain formations. After reviewing the applicable accounting standards and general industry practice, the Registrant concluded that both the estimated costs and the reserves from these "behind pipe reserves" should be excluded in calculating the depreciation amounts. These changes will generally result in increases in depreciation compared to the method previously used by the Registrant until the recompletions or behind pipe reserves are completed, and lower depreciation after they are completed.

Item 8.01. Other Events.

The Registrant has determined that the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 will be delayed to allow the Registrant and its independent registered public accounting firm, KPMG LLP, to complete a comprehensive review of the Registrant's accounting as disclosed above in Item 4.02.

At this time, the Registrant is unable to estimate the amount of time necessary to complete the evaluation of the Registrant's derivatives, the calculation of depreciation and the impairment of the Registrant's oil and gas properties, to determine the impact on the Registrant's financial statements, and to allow KPMG to complete any required review of the Registrant's financial statements. Until the evaluation has been completed, the Registrant is unable to determine whether or not the impact of the review will have a material effect upon the Registrant's net income and partners' equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____
PDC 2002-C Limited Partnership

Date_ November 14, 2005_____

By _/s/_ Darwin L. Stump_____
        Darwin L. Stump
        Chief Financial Officer of
        Petroleum Development Corporation
        Managing General Partner of the
        PDC 2002-C Limited Partnership